KINECTAIR INC.

AUDITED FINANCIAL STATEMENTS FOR THE YEARS
ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

KINECTAIR INC.

Audited Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

To the Members of KINECTAIR INC.,

400 E. Evergreen Blvd, Suite 317

Vancouver, WA 98660

I have audited the accompanying financial statements of KINECTAIR INC., which comprise the Balance Sheet as of December 31, 2020, and December 31, 2019, and the related Statements of Income, Changes in Stockholders' Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of KINECTAIR INC. as of December 31, 2020, and December 31, 2019, and the results of its operations and cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.


10/08/2021

KINECTAIR INC.

BALANCE SHEET

AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Assets			
Current assets:			
Cash and cash equivalents	$	81,971	980
Security Deposits		-	1,400
Prepaid expenses		1,765	1,400
Shareholder receivable		250	265
Total current assets		83,986	4,045
Non-current assets:			
Fixed Assets:			
Computer Equipment		-	-
Less accumulated depreciation		-	-
Total Fixed Assets		-	-
Intangible assets:			
Software		21,844	-
Less accumulated amortization		-	-
Total intangible assets		21,844	-
Total Assets	$	**105,830**	**4,045**
Liabilities & Stockholders' Equity (deficit)			
Current liabilities:			
Accounts Payable	$	-	257
Credit Cards		6,013	13,610
SAFE convertible notes		-	63,000
Loans from shareholders		23,177	37,633
Total current liabilities		29,190	114,500
Non-current Liabilities:			
SAFE convertible notes		150,000	-
Loans from shareholders		56,501	31,840
Accrued Interest		1,011	50
Total non-current liabilities		207,512	31,890
Total Liabilities:	$	**236,702**	**146,390**

The accompanying notes are an integral part of these financial statements.

KINECTAIR INC.

BALANCE SHEET

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	As of December 31, 2020	As of December 31, 2019
Commitments and Contingencies:		
Redeemable Common stock, 51,787,500 and 43,236,111 shares issued and outstanding as of December 31, 2020, and December 31, 2019, respectively	2,072	1,729
Stockholders' equity (deficit):		
Common stock, $0.00004 par value, 162,009,886 shares authorized, 52,987,169 and 9,475,000 shares issued and outstanding as of December 31, 2020, and December 31, 2019, respectively	2,119	379
Preferred stock, $ 0.0001 par value, 24,713,959 shares authorized, 6,490,011 and nil shares issued and outstanding as of December 31, 2020, and December 31, 2019, respectively	649	-
Additional Paid-in Capital-Preferred stock	265,031	-
Accumulated Profits (losses)	(144,453)	-
Net income (loss)	(256,290)	(144,453)
Total stockholders' equity (deficit):	(132,944)	(144,074)
Total Liabilities, stockholders' equity (deficit) and redeemable stock	**105,830**	**4,045**

The accompanying notes are an integral part of these financial statements.

KINECTAIR INC.

STATEMENT OF INCOME

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		2020	2019
Revenue:			
Revenue from flights and commissions	$	48,048	3,080
Total revenues		**48,048**	**3,080**
Cost of Sales		56,579	1,248
Gross Profit		**(8,531)**	**1,832**
Expenses:			
Salaries, benefits & payroll taxes		81,429	60,838
Conferences & Events		-	14,452
Pilot Training & Accommodation		2,630	20,748
Pilot Training flight costs		-	13,859
General & Administrative expenses		3,899	-
IT software & consumables		21,659	7,591
Partnership development & Strategic Consultancy		30,000	-
Management Consulting		16,667	-
Communications Consulting		13,333	-
Safety Consulting		20,000	-
Aviation Consulting		474	-
Operations Consulting		6,667	-
Insurance		689	690
Legal & Professional Services		22,281	50
Advertising & Marketing		12,285	14,282
Travel		-	2,938
Meals & Entertainment		51	607
Rent		19,502	8,450
Office supplies		673	350
Bank Charges & Fees		309	196
Interest expenses		1,903	50
Utilities		2,063	1,145
Postage, Freight & Courier		-	21
Taxes & Licenses		2,372	743
Miscellaneous expenses		450	100
Total Expenses		259,336	147,110
Income from operations (loss)		**(267,867)**	**(145,278)**
Other Income (Expenses):			
SBA- Paycheck protection program grant		11,394	-
Other Income		183	825
Total Other Income (expenses)		11,577	825
Net income (loss) for the year		**(256,290)**	**(144,453)**

The accompanying notes are an integral part of these financial statements.

KINECTAIR INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	Common stock	Amount	Preferred Stock	Amount	Additional paid-in Capital	Accumulated Profits (losses)	Total
Balance at December 31, 2018	-	-	-	-	-	-	**-**
Issuance of common stock	9,475,000	379	-	-	-	-	**379**
Issuance of preferred stock	-	-	-	-	-	-	**-**
Net income (loss)	-	-	-	-	-	(144,453)	**(144,453)**
Offering costs	-	-	-	-	-	-	**-**
Balance at December 31, 2019	**9,475,000**	**379**	**-**	**-**	**-**	**(144,453)**	**(144,074)**
Issuance of common stock	43,512,169	1,740	-	-	-	-	**1,740**
Issuance of preferred stock	-	-	6,490,011	649	281,465	-	**282,114**
Net income (loss)	-	-	-	-	-	(256,290)	**(256,290)**
Offering costs					(16,434)	-	**(16,434)**
Balance at December 31, 2020	**52,987,169**	**2,119**	**6,490,011**	**649**	**265,031**	**(400,743)**	**(132,944)**

The accompanying notes are an integral part of these financial statements.

KINECTAIR INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Cash flow From Operating Activities:			
Net loss	$	(256,290)	(144,453)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Changes in:			
Security Deposits		1,400	(1,400)
Prepaid expenses		(365)	(1,400)
Accounts Payable		(257)	257
Credit Cards		(7,597)	13,610
Accrued interest		961	50
Net cash provided (used) by operating activities		**(262,148)**	**(133,336)**
Cash flow From Investing Activities:			
Software		(21,844)	-
Net cash provided (used) by investing activities		**(21,844)**	**-**
Cash flow from Financing Activities			
SAFE convertible notes		87,000	63,000
Loans from shareholders		10,205	69,473
Proceeds from issuance of Common Stock		2,098	1,843
Proceeds from issuance of Preferred Stock		265,680	-
Net cash provided (used) by financing activities		**364,983**	**134,316**
Increase (decrease) in Cash		80,991	980
Cash, beginning of year		980	-
Cash, end of year	$	**81,971**	**980**

The accompanying notes are an integral part of these financial statements.

KINECTAIR INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

About the Company & its Nature of operations

KINECTAIR INC. ('the Company'), is a Delaware Corporation formed on April 29, 2019. The Company operates in the aviation industry and offers an application which enables travelers to order private flights. According to Management, the Company provides a travel solution that is more flexible than traditional airlines in that travelers are able to control the paths and timing to reach their intended destinations.

Going Concern Matters

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that creates uncertainty about the ability of the Company to continue as a going concern. The Company currently operates at net losses since inception with only minimal revenues in both 2019 and 2020. Additionally, the Company had a stockholders' deficit of $132,944 and $144,074 as of December 31, 2020, and December 31, 2019.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through May 2022 (one year after the date that the financial statements were made available). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. However, the Company received its pre-certification number from the Federal Aviation and Administration (FAA 135) which is considered a major milestone in obtaining the full certification. The FAA 135 will enable the company to provide charter-type services and offer critical passenger and cargo services to areas that are not usually reached by traditional flights. It is highly probable that this certification will generate relatively significant revenues to cover the Company's operating expenses.

The following describes Management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. To address this concern, the company plans to raise additional funds through various means to

continue operations. Moreover, as per Management, once the Company obtains the full FAA 135 certification, the Company will be able to generate sufficient revenues to cover its operating costs. The Company's ability to meet its obligations as they become due is dependent upon the success of Management's plans, as described above. During 2021, the Company raised an additional $760,000 in investments.

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

The Company has a limited operating history and has been operating at net losses since inception. The Company's operations and profitability are dependent upon its ability to acquire sufficient customers to support its operations. The Company's business model is dependent in part on obtaining certain required regulatory certifications and approvals from regulators such as the Department of Transportation and Federal Aviation, as well as counterpart European regulators for foreign operations. The inability to obtain such certifications could have a negative impact on

the Company. Additionally, aviation accidents or incidents on flights that the Company brokers or operates could give rise to significant potential liability.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020, and December 31, 2019.

Intangible Assets

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books consist of software costs that were incurred by the Company.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of December 31, 2020, and December 31, 2019.

Loans from shareholders

In 2019 and 2020, the Company obtained loans from various shareholders The loans accrue interest at the rate of 1.61% per annum. As of December 31, 2020, and December 31, 2019, the aggregate amount of shareholder loans totaled $79,678 and $69,473, respectively. As of December 31, 2020, and December 31, 2019, accrued interest on these notes amounted to $1,011 and $50, respectively.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors as 'Accounts payable'.

SAFE (Single Agreement for Future Equity) Convertible notes

During 2019 and 2020, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution

protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price.

If there is a Liquidity Event before the termination of the SAFE notes, the SAFEs will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority.

If there is a Dissolution Event before the termination of the SAFE note, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2020, $282,114 in SAFE notes had been converted into 6,490,011 shares of preferred stock.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2020, are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the year ended December 31, 2020.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Advertising & Marketing

Advertising and Marketing costs are expensed as incurred and consist of payments to various vendors for services/products to promote the Company.

Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also

provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2019 and 2020. Net operating losses will be carried forward to reduce taxable income in future years.

The Company is subject to franchise tax filing requirements in the State of Delaware.

SBA- Paycheck protection program grant

The U.S. Small Business Administration (SBA) launched the Paycheck Protection Program (PPP) during 2020 as a response to COVID-19 to help small businesses maintain payrolls and continue operations. The SBA PPP loan bears an interest rate of 1% and has a maturity of 2 years. The loan is potentially fully forgivable provided that it was used solely to cover eligible expenses. As of March 23, 2021, the SPA PPP loan of $11,394 was fully forgiven.

Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock and Preferred Stock. The total number of shares that the Company is authorized to issue is one hundred eighty-six million and seven hundred twenty-three thousand and eight hundred and forty-five (186,723,845) shares. The total number of shares of Common Stock authorized to be issued is one hundred sixty-two million nine thousand and eight hundred and eighty-six (162,009,886) shares at a par value $0.00004 per share. The total number of shares of Preferred stock authorized to be issued is twenty-four million seven hundred thirteen thousand and nine hundred and fifty-nine (24,713,959) shares at a par value $0.0001 per share.

Common Stock

As of December 31, 2020, and December 31, 2019, the total number of shares of unrestricted Common Stock issued and outstanding was 52,987,169 and 9,475,000, respectively.

Part of the Restricted stock is purchased at fair market value and common stock is issued at the date of grant. Restricted stock is subject to certain restrictions, such as vesting and a repurchase right. Vesting is conditioned upon continued employment through the applicable vesting date. The restricted stock is subject to repurchase in the event the stockholder ceases to be employed or engaged (as applicable) by the Company for any reason. As the restricted stock is purchased at fair market value at the time of grant, there is no stock-based compensation expense recognized related to these awards.

As of December 31, 2020, 95,475,000 restricted stock was issued by the company (43,687,500 vested and 51,787,500 unvested). As of December 31, 2019, 51,708,333 restricted stock was issued by the company (8,472,222 vested and 43,236,111 unvested).

Preferred Stock

As of December 31, 2020, and December 31, 2019, the total number of shares of Preferred Stock issued and outstanding was 6,490,011 and nil shares, respectively.

The Company accounts for stock options issued to employees in exchange for services under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. Salaries and benefits include Stock-based compensation expense.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to

measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

The Company evaluated subsequent events through May 1, 2021, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.